NEWS RELEASE

New York - AG	May 9, 2018
Toronto – FR
Frankfurt – FMV

First Majestic Reports First Quarter Financial Results

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce the unaudited interim consolidated financial results of the Company for the first quarter ended March 31, 2018. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's web site at www.firstmajestic.com or on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in U.S. dollars unless stated otherwise.

FIRST QUARTER 2018 HIGHLIGHTS

•	Silver equivalent production amounted to 3.9 million ounces

•	Revenues for the quarter was $58.6 million

•	Mine operating earnings of ($0.4) million

•	Cash flow per share was $0.09 per share (non-GAAP)

•	Cash costs were $7.83 per payable silver ounce (net of by-product credits)

•	All-in sustaining costs (“AISC”) were $16.01 per payable silver ounce

•	Net loss of $5.6 million (Basic loss per share of $0.03)

•	Realized average silver price of $16.76 per ounce, relatively consistent with the prior quarter

•	During the quarter, the Company repurchased and cancelled 230,000 common shares in the open market for a total consideration of $1.3 million through its normal course issuer bid

•	Healthy balance sheet with $249.2 million in cash and cash equivalents following the $156.5 million five-year, 1.875% interest rate convertible debenture offering in January 2018

“In the first quarter, lower production rates resulted in a slight decrease in revenues and cash flows compared to the prior quarter,” stated Keith Neumeyer, President and CEO of First Majestic. “This temporary decrease in production, which was primarily due to lower head grades, naturally resulted in higher cash costs per ounce. Nevertheless, we managed to beat our overall cost guidance during the quarter due to strong gold production at the Santa Elena, San Martin and La Guitarra operations. Looking ahead, we plan to provide an updated production, costs and capital expenditure guidance in July to reflect the integration of the San Dimas operation. We remain focused on developing our key growth projects, most importantly our roaster project, which is expected to significantly increase silver production at La Encantada in the second half of 2018.”

OPERATIONAL AND FINANCIAL HIGHLIGHTS

Key Performance Metrics	2018-Q1	2017-Q4	Change Q1 vs Q4	2017-Q1	Change Q1 vs Q1
Operational
Ore Processed / Tonnes Milled	809,775	736,684	10%	822,336	(2%)
Silver Ounces Produced	2,167,030	2,337,463	(7%)	2,708,978	(20%)
Silver Equivalent Ounces Produced	3,879,678	4,065,337	(5%)	4,267,350	(9%)
Cash Costs per Ounce (1)	$7.83	$6.76	16%	$6.31	24%
All-in Sustaining Cost per Ounce (1)	$16.01	$14.13	13%	$11.85	35%
Total Production Cost per Tonne (1)	$46.88	$50.81	(8%)	$44.72	5%
Average Realized Silver Price per Ounce (1)	$16.76	$16.61	1%	$17.55	(5%)

Financial (in $millions)
Revenues	$58.6	$61.2	(4%)	$69.1	(15%)
Mine Operating (Loss) Earnings	($0.4)	$1.4	(130%)	$10.0	(104%)
Net (Loss) Earnings	($5.6)	($56.1)	(90%)	$2.7	(306%)
Operating Cash Flows before Working Capital and Taxes	$15.6	$18.7	(17%)	$26.6	(41%)
Cash and Cash Equivalents	$249.2	$118.1	111%	$127.6	95%
Working Capital (1)	$235.6	$116.3	103%	$136.8	72%

Shareholders
(Loss) Earnings per Share ("EPS") - Basic	($0.03)	($0.34)	(90%)	$0.02	(304%)
Adjusted EPS (1)	($0.06)	($0.04)	53%	$0.02	(372%)
Cash Flow per Share (1)	$0.09	$0.11	(16%)	$0.16	(42%)

(1)
The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce, working capital, adjusted EPS and cash flow per share.  These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions.

FINANCIAL REVIEW

The Company realized an average silver price of $16.76 per ounce during the first quarter of 2018, representing a 5% decrease compared with the first quarter of 2017 and relatively consistent compared to $16.61 in the prior quarter.

Revenues generated in the first quarter totaled $58.6 million, a decrease of 15% compared to $69.1 million in the first quarter of 2017 primarily due to an 11% decrease in silver equivalent ounces sold and a 5% decrease in average realized silver price compared to the same quarter of the prior year.

The Company reported a mine operating loss of $0.4 million compared to mine operating earnings of $10.0 million in the first quarter of 2017. The decrease in mine operating earnings was primarily affected by the decrease in revenue combined with higher labour and energy costs as a result of a stronger Mexican peso which appreciated 10% compared to the same quarter of the prior year.

Cash flow from operations before movements in working capital and income taxes in the quarter was $15.6 million ($0.09 per share) compared to $26.6 million ($0.16 per share) in the first quarter of 2017. Cash flows are expected to increase in the second half of 2018 with the start up of the 2,000 tpd roasting circuit at La Encantada and increased mine production from the high-grade San Javier breccia.

The Company generated a net loss of $5.6 million (loss per share of $0.03) compared to net earnings of $2.7 million (EPS of $0.02) in the first quarter of 2017, primarily due to a decrease in mine operating earnings. Excluding all non-cash and non-recurring items, the Company generated an adjusted loss of $10.1 million (adjusted loss of $0.06 per share) during the quarter.

The Company maintains a strong treasury with $249.2 million in cash and cash equivalents at the end of the quarter, reflecting a 111% increase compared to the fourth quarter of 2017. The increase in cash was driven by the $156.5 million five-year convertible bond offering in January 2018 which will be used primarily for repayment of Primero’s existing convertible debentures, other costs related to the closing of the Arrangement and general working capital purposes. Furthermore, the Company’s working capital position increased 103% to $235.6 million compared to $116.3 million at the end of the year.

OPERATIONAL HIGHLIGHTS

First Quarter Production Summary	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Ore Processed / Tonnes Milled	223,498	276,191	125,114	79,769	75,374	29,829	809,775
Silver Ounces Produced	521,784	449,522	337,332	236,478	483,740	138,173	2,167,030
Silver Equivalent Ounces Produced	1,543,776	452,420	615,541	437,743	574,838	255,359	3,879,678
Cash Costs per Ounce	($4.74)	$16.93	$11.02	$13.67	$8.04	$7.97	$7.83
All-in Sustaining Cost per Ounce	($0.17)	$20.97	$17.66	$20.61	$9.98	$15.76	$16.01
Total Production Cost per Tonne	$54.31	$27.00	$48.12	$58.12	$68.06	$86.50	$46.88

Total production for the quarter was 3,879,678 silver equivalent ounces, consisting of 2,167,030 ounces of silver, 15,887 ounces of gold, 4,448,378 pounds of lead and 1,611,699 pounds of zinc. The most significant production increase occurred at the Del Toro operations which recorded an 18% increase in silver equivalents ounces produced as higher production rates were achieved from the Dolores mine following ventilation upgrades.

COSTS AND CAPITAL EXPENDITURES

Cash cost per ounce for the quarter was $7.83 per payable ounce of silver, an increase of 16% from $6.76 per ounce in the fourth quarter of 2017. Cash cost per ounce was higher primarily due to lower head grades in the quarter and also the year-end recognition of $2.4 million in diesel credits in the fourth quarter of 2017. Cash costs at La Encantada are expected to decrease in the second half of 2018 with the anticipated increase in silver grades as higher production rates are achieved from the San Javier breccia. The San Javier area is expected to reach production rates of 600 tpd by mid-2018 and produce silver grades between 150 to 200 g/t.

AISC in the first quarter was $16.01, an increase of 13% or $1.88 per ounce compared to the previous quarter, primarily attributed to an increase in cash costs and higher general and administrative expenses due to corporate transformation training focusing on high performance teams and operational efficiency.

Total capital expenditures in the first quarter were $20.1 million, primarily consisting of $4.8 million at Santa Elena, $3.5 million at La Encantada, $3.1 million at La Parrilla, $2.4 million at Del Toro, $2.1 million at San Martin and $2.2 million at La Guitarra.

CORPORATE UPDATE

On May 7, 2018, the Company received application approval from the Comisión Federal de Competencia Económica (“COFECE”) related to the Mexican anti-trust ruling on the acquisition of Primero Mines. The anti-trust decision was the final approval required to close the transaction. Having received the final government approval, the Company now expects closing to occur as early as May 10, 2018.

Together with First Majestic's existing six operating silver mines in Mexico, the combined company is expected to approximately double its production of silver equivalent ounces per year. Following the closing of the transaction, First Majestic will provide an updated 2018 guidance report which will include production, cost and capital expenditure estimates for the San Dimas mine as well as updated estimates for the six current producing operations.

PROJECTS UPDATE

At the end of the quarter, the construction of the roaster project at the La Encantada Silver Mine was 79% complete. During the quarter, the mounting of the roasting furnace, rotary dryer, cyclones, grate cooler and fans were completed. A new metallurgical lab is currently being constructed to support the roasting plant operation. Commissioning remains on schedule for the end of the second quarter and ramping up to commercial production by the end of the third quarter. Once at full capacity, annual doré

production at La Encantada is expected to exceed 4.0 million ounces of silver, or an increase of approximately 1.5 million ounces of silver per year.

During the quarter, the manufacturing of the full-scale microbubble flotation cells for La Parrilla began and is expected to take approximately seven months to complete.  Delivery and installation of the cells is expected in the fourth quarter of 2018 followed by commissioning and ramp up to commercial production by year end. By using microbubble technology, the Company expects to achieve higher metallurgical recoveries in the treatment of sulphide ore within the flotation circuit at La Parrilla.

The Company's underground development in the first quarter consisted of 14,914 metres, reflecting a 4% increase compared to 14,279 metres completed in the previous quarter. Underground development continued to focus on opening new production areas at La Parrilla, opening new faces at La Guitarra, new stopes at Del Toro, and developing into higher grade zones at La Encantada as a way to increase production in the coming quarters.

A total of 20 diamond drill rigs were active across the Company's properties and completed 44,827 metres of diamond drilling in the quarter, representing a 10% decrease compared to the prior quarter. The most significant results were obtained at Cerro de Santiago in La Parrilla where two holes intercepted the Santiago epithermal vein at 480 metres at depth. Hole SLP-CS-18-01 intercepted 0.6 metres of estimated true-thickness (ETT) with 440 g/t of Ag and 1.1 g/t of Au and 3.1 metres (ETT) with 490 g/t of Ag and 1.2 g/t of Au. Additionally, hole SLP-CS-18-02 intercepted 2.8 metres (ETT) of mineralized epithermal vein approximately 150 metres south of hole 01 but grades are still not available. Other significant results were obtained in Santa Elena were hole EW-18-12 intercepted the Ermitaño vein with 8.0 metres (ETT) and hole EW-18-15 intercepted the Aitana vein with 7.1 metres (ETT).

ABOUT FIRST MAJESTIC

First Majestic is a mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates six producing silver mines; the La Parrilla Silver Mine, the San Martin Silver Mine, the La Encantada Silver Mine, the La Guitarra Silver Mine, Del Toro Silver Mine and the Santa Elena Silver/Gold Mine. Production from these six mines is projected to be between 10.6 to 11.8 million ounces of pure silver or 15.7 to 17.5 million ounces of silver equivalents in 2018.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral reserve and resource estimates and estimates of future production and costs of production at our properties; estimated production rates for silver and other payable metals produced by us, the estimated cost of development of our development projects; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company’s title to properties; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic's Business”.

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.